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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Oneida Ltd.
(Name of Issuer)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
682505102
(CUSIP Number)
D. E. Shaw Laminar Portfolios, L.L.C.
Attn: Compliance Department
120 West Forty-Fifth Street
Floor 39, Tower 45
New York, NY 10036
212-478-0000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
Copies to:

Robb L. Tretter
Bracewell & Giuliani LLP
1177 Avenue of the Americas, 19th Floor
New York, NY 10036-2714
212-508-6183

July 31, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	682505102	Page	1	of	10

1	NAMES OF REPORTING PERSONS: D. E. Shaw Laminar Portfolios, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
FEIN 01-0577802

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,057,500

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

1,057,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,057,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2,3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	682505102	Page	2	of	10

1	NAMES OF REPORTING PERSONS: D. E. Shaw & Co., L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
FEIN 13-3695715

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,057,500

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

1,057,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,057,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2,3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IA,PN

CUSIP No.	682505102	Page	3	of	10

1	NAMES OF REPORTING PERSONS: D. E. Shaw & Co., L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
FEIN 13-3799946

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,057,500

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

1,057,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,057,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	682505102	Page	4	of	10

1	NAMES OF REPORTING PERSONS: David E. Shaw

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,057,500

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

1,057,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,057,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

     This Amendment No. 1 (the “Amendment”) to Schedule 13D amends the Schedule 13D filed with the Securities and Exchange Commission on July 17, 2006 (the “Schedule 13D”). Capitalized terms used herein that are not defined herein have the meanings given to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.
Item 1. Security and the Issuer
     The information in this Item 1 is hereby amended and restated with the following text:
     This Amendment relates to the common stock, par value $1.00 per share (“Common Stock”), of Oneida Ltd., a New York corporation (the “Issuer”), and is being filed pursuant to Rule 13d-1 under the Act. The principal executive offices of the Issuer are located at 163-181 Kenwood Avenue, Oneida, New York, 13421-2899. This Amendment is being filed to report the withdrawal by Xerion Capital Partners LLC, a Delaware limited liability company (“XCP”), from the group that may have been deemed to have been formed with D. E. Shaw Laminar Portfolios, L.L.C., a Delaware limited liability company (“Laminar”), for the reporting purposes of this Schedule 13D upon the execution of the Letter of Intent between Laminar and XCP described in the Schedule 13D.
Item 4. Purpose of Transaction
     The information in this Item 4 is hereby amended and restated with the following text:
     On July 31, 2006, XCP indicated to Laminar that it no longer intended to proceed with the transaction described in Item 4 of the Schedule 13D. Accordingly, Laminar and XCP may no longer be deemed to be a group for the reporting purposes of this Schedule 13D.
     Laminar purchased the shares of Common Stock for the purpose of investing in the Issuer. Laminar will review its investment in the shares of Common Stock from time to time and subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of shares of Common Stock or other securities related to the Issuer, and other general market and investment conditions, Laminar may determine to:
•	acquire through open market purchases or otherwise additional shares of Common Stock; or
•	sell shares of Common Stock through the open market or otherwise.
     Such transactions may take place at any time without prior notice. There can be no assurance, however, that any Reporting Persons will take any such action.

     As part of Laminar’s ongoing review of its respective investment in Common Stock of the Issuer, Laminar will from time to time hold talks or discussions with, write letters to, and respond to inquiries from various parties, including, without limitation, the Issuer’s Board of Directors, management or representatives, other shareholders and other persons or entities regarding the Issuer’s affairs and strategic alternatives.
Item 5. Interest in Securities of the Issuer
     The information in this Item 5 is hereby amended and restated with the following text:
     (a), (b) Based upon the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 29, 2005, there were 46,631,924 shares of Common Stock outstanding as of December 7, 2005. The 1,057,500 shares of Common Stock beneficially owned by Laminar (the “Subject Shares”) represent approximately 2.3% of the outstanding shares of Common Stock. Laminar will have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Subject Shares.
     DESCO LP as Laminar’s investment adviser and DESCO LLC as Laminar’s managing member may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As managing member of DESCO LLC, DESCO II, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As general partner of DESCO LP, DESCO, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. None of DESCO LP, DESCO LLC, DESCO, Inc., or DESCO II, Inc., owns any shares of Common Stock of the Issuer directly and each such entity disclaims beneficial ownership of the Subject Shares.
     David E. Shaw does not own any shares of the Issuer directly. By virtue of David E. Shaw’s position as president and sole shareholder of DESCO, Inc., which is the general partner of DESCO LP, and by virtue of David E. Shaw’s position as president and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, David E. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of the Subject Shares. David E. Shaw disclaims beneficial ownership of the Subject Shares.
     As of the date hereof, neither any Reporting Person, nor to the best knowledge of any Reporting Person, any of the persons set forth in Item 2 of the Schedule 13D, owns any shares of Common Stock other than the Subject Shares.
     Clause (c) of Item 5 of Schedule 13D is not applicable.

     (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.
     Clause (e) of Item 5 of Schedule 13D is not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information in this Item 6 is hereby amended and restated with the following text:
     Except for the matters described herein, neither the Reporting Persons nor, to the best knowledge of any Reporting Person, any of the persons listed in Item 2 of the Schedule 13D has any contract, arrangement, understanding, or relationship with any person with respect to any securities of the Issuer.
Item 7. Material to be filed as Exhibits

Exhibit 1	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated February 24, 2004 (filed as Exhibit 1 to the Schedule 13D on July 17, 2006).

Exhibit 2	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated February 24, 2004 (filed as Exhibit 2 to the Schedule 13D on July 17, 2006).

Exhibit 3	Joint Filing Agreement, by and among the Reporting Persons, dated July 17, 2006 (filed as Exhibit 3 to the Schedule 13D on July 17, 2006).

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated February 24, 2004, granted by David E. Shaw in favor of Julius Gaudio, among others, are filed as Exhibit 1 and Exhibit 2 to the Schedule 13D and incorporated herein by reference.
Dated: August 8, 2006

D. E. SHAW LAMINAR PORTFOLIOS, L.L.C.
BY:	D. E. SHAW & CO., L.L.C.,
as managing member

	By:	/s/ Julius Gaudio

		Name:	Julius Gaudio
		Title:	Managing Director

D.E. SHAW & CO., L.P.

By:	/s/ Julius Gaudio

	Name:	Julius Gaudio
	Title:	Managing Director

D.E. SHAW & CO., L.L.C.

By:	/s/ Julius Gaudio

	Name:	Julius Gaudio
	Title:	Managing Director

DAVID E. SHAW

By:	/s/ Julius Gaudio

	Name:	Julius Gaudio
	Title:	Attorney-in-Fact for David E. Shaw